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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                          Peoples Financial Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                 Not applicable
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                                 (CUSIP Number)

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Item 1: Reporting Person - Ella Mae Barq
Item 4: Citizenship or Place of Organization - United States of America
Item 5: Number of Shares Beneficially Owned with Sole Voting Power - 227,120
Item 6: Number of Shares Beneficially Owned with Shared Voting Power - None
Item 7: Number of Shares Beneficially Owned with Sole Dispositive Power -
        227,120
Item 8: Number of Shares Beneficially Owned with Shared Dispositive Power - None
Item 9: Aggregate Amount Beneficially Owned by each Reporting Person - 227,120
Item 11: Percent of Class Represented by Amount in Item 9 - 7.7%
Item 12: Type of Reporting Person - IN


Item 1: Reporting Person - Chevis C. Swetman
Item 4: Citizenship or Place of Organization - United States of America
Item 5: Number of Shares Beneficially Owned with Sole Voting Power - 254,294
Item 6: Number of Shares Beneficially Owned with Shared Voting Power - 241,508
Item 7: Number of Shares Beneficially Owned with Sole Dispositive Power -
        254,294
Item 8: Number of Shares Beneficially Owned with Shared Dispositive Power - 241,508
Item 9: Aggregate Amount Beneficially Owned by each Reporting Person - 495,802
Item 11: Percent of Class Represented by Amount in Item 9 - 16.8%
Item 12: Type of Reporting Person - IN


Item 1: Reporting Person - Peoples Financial Corporation Employee Stock Ownership Plan (Tax ID: 64-0791736)
Item 4: Citizenship or Place of Organization - State of Mississippi
Item 5: Number of Shares Beneficially Owned with Sole Voting Power - None
Item 6: Number of Shares Beneficially Owned with Shared Voting Power - 387,626
Item 7: Number of Shares Beneficially Owned with Sole Dispositive Power -
        387,626
Item 8: Number of Shares Beneficially Owned with Shared Dispositive Power - None
Item 9: Aggregate Amount Beneficially Owned by each Reporting Person - 387,626
Item 11: Percent of Class Represented by Amount in Item 9 - 13.1%
Item 12: Type of Reporting Person -  EP



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SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(b) or 13d-2(b)

Item 1(a).  Name of Issuer

            Peoples Financial Corporation

Item 1(b).  Name of Issuer's Principal Executive Offices:

            Howard and Lameuse Streets
            Biloxi, MS 39530

Item 2(a).  Name of Person Filing:

            Chevis C. Swetman

Item 2(b).  Address or Principal Business Office or, if None, Residence:

            1210 Beach Blvd., Biloxi, Mississippi   39530

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common stock

Item 2(e).  CUSIP Number:

            Not applicable

Item 3. This statement is filed pursuant to Rule 13d-1(c) for Mrs. Barq and Mr. Swetman as individuals. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(F) for Peoples Financial Corporation Employee Stock Ownership Plan, which is an employee benefit plan.


Item 4. Ownership

      (a)   Amount Beneficially Owned: 495,802

      (b)   Percent of Class: 16.8%


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      (c) Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 254,294

          (ii)  shared power to vote or to direct the vote: 241,508

          (iii) sole power to dispose or to direct the disposition of: 254,294

          (iv)  shared power to dispose or to direct the disposition of: 241,508

Item 5. Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

            Not applicable.

Item 8. Identification and Classification of Members of a Group.

            Not applicable.

Item 9. Dissolution of Group.

            Not applicable.


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Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Ella Mae Barq                      April 14, 1999
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Ella Mae Barq                          Date

/s/ Chevis C. Swetman                  April 14, 1999
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Chevis C. Swetman                      Date



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



/s/ Chevis C. Swetman                  April 14, 1999
----------------------------------     -----------------------------------------
Peoples Financial Corporation          Date
Employee Stock Ownership Plan
Chevis C. Swetman, Trustee



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Chevis C. Swetman                  April 14, 1999
----------------------------------     -----------------------------------------
Peoples Financial Corporation          Date
Employee Stock Ownership Plan
Chevis C. Swetman, Trustee

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The undersigned persons, on April 14, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 1998.



/s/ Ella Mae Barq                      April 14, 1999
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Ella Mae Barq                          Date

/s/ Chevis C. Swetman                  April 14, 1999
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Chevis C. Swetman                      Date

/s/ Chevis C. Swetman                  April 14, 1999
----------------------------------     -----------------------------------------
Peoples Financial Corporation          Date
Employee Stock Ownership Plan
Chevis C. Swetman, Trustee